

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2012

Weiheng Cai
President
CAM Group, Inc.
Jixing Building
151 Shengli Avenue North
Shijiazhuang, Hebei Province
China

> **Re: CAM Group, Inc. (f/k/a RT Technologies, Inc.)**
> **Amendment No. 1 to Form 8-K**
> **Filed September 25, 2012**
> **File No.001-33907**

Dear Mr. Cai:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   In your response letter, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2. We note your response to comment 2 in our letter dated June 26, 2012 and the supporting materials filed with your amended Form 8-K. For each of the sources cited, please provide us with a more complete copy of the source and specifically highlight the portion of the source that supports the factual assertions and statements made in your amended Form 8-K. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Exchange Act Rule 12b-4 and that such material should be returned to the registrant upon completion of the staff review process.

3. We note your response to comment 4 in our letter dated June 26, 2012. Please refer to Items 2.01 and 5.01 of Form 8-K and revise your filing to discuss the background associated with the consummation of the transaction. Such discussion should include the timeline and persons involved with the negotiations.

4. We have considered your response to comment 5 in our letter dated June 26, 2012. We remain unclear how you determined that your principal accounting officers have sufficient U.S. GAAP experience to prepare U.S. GAAP financial statements, especially since you disclose in the risk factors that currently none of your officers or directors have U.S. accredited professional backgrounds in finance or accounting. Please clarify, and also tell us how you concluded that you had effective disclosure controls and procedures and internal control over financial reporting as of June 30, 2012. Specifically address why you did not determine that you have a material weakness regarding the ability to prepare financial statements in accordance with U.S. GAAP.

5. We note your response to comment 8 and comment 14 in our letter dated June 26, 2012. Please also file translated copies of the various agreements filed as exhibits to your Form 8-K. Refer to Rule 306 of Regulation S-T and Exchange Act Rule 12b-12(d) for guidance.

Item 2.01. Completion of Acquisition or Disposition of Assets, page 4

6. We note your response to comment 8 in our letter date June 16, 2012. Please revise your disclosure to discuss the terms of the Entrustment Agreement.

Description of China Agriculture Media Group Co., Ltd. Business, page 6

7. We note your response to comment 9 in our letter dated June 26, 2012. Your disclosure continues to be unclear as to the status of your current business. For example, on page 6, please clarify that the "Network" to which you refer is a reference to the group of stores that is located in Hebei province that has been in operation for 60 years and does not encompass any stores that you currently own.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operation, page 7</u>

8.   We note your response to comment 21 in our letter dated June 26, 2012 and we are
        unable to locate the revised disclosure. Please expand your disclosure to provide the
        company's plan of operations for the next 12 months. Please include a detailed timeline,
        including milestones and the anticipated timeframes for beginning and completing each
        milestone, the estimated expenses associated with each milestone and the expected
        sources of such funding. Please explain how the company intends to meet each of the
        milestones if it cannot receive funding.

<u>Liquidity and Capital Resources, page 7</u>

9.   We have read your response to comment 22 in our letter dated June 26, 2012. Please
        revise your discussion to include the requested disclosures in the liquidity section of your
        MD&A or explain to us where the disclosures are located.

<u>Security Ownership of Certain Beneficial Owners and Management as of April 21, 2012, page 8</u>

10.   We note your response to comment 25 in our letter dated June 26, 2012. Please revise
        the tables to clarify that Mr. Cai is also the beneficial owner of the 3,375,000 shares of
        common stock and the 150,000 shares of Series A preferred stock held by Precursor
        Management.

<u>Directors and Executive Officers, Promoters and Control Persons, page 9</u>

11.   We note your response to comment 27 in our letter dated June 26, 2012. Please briefly
        discuss the specific experiences, qualifications, attributes or skills that led to the
        conclusion that Mr. Peng should serve as a director.

12.   We note your response to comment 28 in our letter dated June 26, 2012 and we reissue it.
        Please revise your disclosure to provide the information required by Item 407(a) of
        Regulation S-K.

<u>Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder
Matters, page 12</u>

13.   We note your response to comment 30 in our letter dated June 26, 2012. Please revise
        your disclosure in accordance with Item 201(a)(1)(iii) of Regulation S-K.

<u>Exhibit 99.1 Financial Statements</u>

14.   We note your response to comment 33 in our letter dated June 26, 2012 and reissue our
        comment since you did not include the required financial statements. Amend your filing
        to include the interim financial statements of China Agriculture Media Group Co.,
        Limited for the quarterly period ended March 31, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, Staff Accounting, at (202) 551-3438 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Special Counsel

cc: Jared Fabbroriello, Esq.